

You can invest in local, brick & mortar businesses with as little as $100.

View Investment Opportunities
Edit Profile Watch this investment opportunity Share
APPROXIMATE LOCATION

Map data ©2021
Rule G Brewing

Microbrewery and Tap Room

Parkland, FL 33067
Coming Soon
Investment Opportunity
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
THE PITCH
Rule G Brewing is seeking investment to open a Microbrewery and Tap Room in Parkland Florida. This is a brand new, start up business in a highly trafficked and profitable location.
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7 for the next $50,000 invested.
This is a preview. It will become public when you start accepting investment.
THE TEAM
Ralph E. Rapa
Co-Owner

Ralph E. Rapa, Psy.D.

 An avid beer enthusiast and entrepreneur, Dr. Rapa is a native of Jeannette, PA. He graduated with a Bachelor of Science degree in business management from Saint Vincent College in Latrobe. Dr. Rapa is a career railroader, and is currently employed as the Environmental Health and Safety Manager for Brightline Trains in Miami, FL. He is a certified locomotive engineer and passenger train conductor, in addition to his work in railroad management.

Further, Dr. Rapa is a graduate of Albizu University in Miami, FL, holds a Master of Science, and Doctor of Psychology degrees in clinical psychology. He has worked with individual clients, couples and families in a variety of settings. He is an also an adjunct professor of psychology at Barry University in Miami Shores, FL.

Dr. Rapa excels at management and is a people person. He knows good beer when he drinks it, and looks forward to crafting the best of beer with Rule G Brewing.

Veronica Villa
Co-Owner

Veronica Villa, Ph.D., LMHC

Fellow beer enthusiast and wife of Ralph Rapa, Dr. Veronica Villa graduated with a bachelors degree in psychology from Rhode Island College. She also holds two Masters degrees from Barry University, and a Ph.D from the International Institute of Clinical Sexology. She is the founder and owner of The Center for Peaceful Thinking.

This is a preview. It will become public when you start accepting investment.

LOCATION

Rule G Brewing Company is poised to enter the market of microbreweries and tap rooms with solid market research, an excellent location, and a well-grounded business plan. Rule G will fill a gap in the local craft brew scene that currently lacks any local competition. In addition, the owners of the location have expressed their excitement at having a microbrewery on their premises, which will equate to increased traffic and business for the plaza as a whole. There is currently no immediate competition from other breweries, with the closest being 10 miles away. Parkland is a busy and affluent area, and Rule G found a location that is well-trafficked and easily accessible. The owners always wanted to start such a venture, and now they are taking the leap!

The demand for craft beer is on the increase in Florida, as well as the rest of the country.
Rule G Brewing's location is in an excellent plaza in Parkland, Florida, and is adjoined by several restaurants and other businesses.
There is currently no microbrewery in Parkland...and the time is ripe!
This is a preview. It will become public when you start accepting investment.
OUR STORY

The co-owners are a husband and wife team who truly enjoy seeking out craft brewers where ever they travel. Both dreamed of opening their own business in the craft brew industry, and after careful consideration, they are going to make the leap!

The more we pursued the dream, the more doors began to open!
We have a family-based team that will operate Rule G Brewing Company.
We are ready to step in and have a prosperous business, while doing something that we love!
This is a preview. It will become public when you start accepting investment.
THE SPACE

Rule G will present a unique environment! A railroad-themed décor, including a G-Scale train, will circle its ceiling. Light snacks will be available for sale in the first phase of operations, along with the opportunity to order delivery from local restaurants. In addition, a “food truck” schedule will showcase cuisine from popular vendors.

Board Games! Join your friends in some friendly competition while enjoying a flight of our beers
Live Music!
Food Trucks!
Patio & Yard out back with lakeside views!
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Startup Capital $47,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $864,000 $907,200 $952,560 $1,000,188 $1,050,197
Cost of Goods Sold $172,000 $180,600 $189,630 $199,111 $209,066
Gross Profit $692,000 $726,600 $762,930 $801,077 $841,131

EXPENSES

Rent $216 $221 $226 $231 $236
Utilities $12,000 $12,300 $12,607 $12,922 $13,245
Salaries $192,000 $201,600 $211,680 $222,264 $233,377
Insurance $6,000 $6,150 $6,303 $6,460 $6,621
Equipment Lease $23,640 $24,231 $24,836 $25,456 $26,092
Operating Profit $458,144 $482,098 $507,278 $533,744 $561,560
This information is provided by Rule G Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
Rule G Brewing.docx.pdf
Investment Round Status

$50,000

TARGET

$100,000

MAXIMUM

This investment round closes on February 18, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Rule G Brewing Company
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 1.5%-3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2027
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Rule G Brewing's fundraising. However, Rule G Brewing may require additional funds from alternate sources at a later date.

No operating history

Rule G Brewing was established in February, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Rule G Brewing to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Rule G Brewing operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

Rule G Brewing is a newly established entity and has no history for prospective investors to consider.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Rule G Brewing might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Rule G Brewing is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Rule G Brewing will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Rule G Brewing is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Rule G Brewing will carry some insurance, Rule G Brewing may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Rule G Brewing could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Rule G Brewing's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Future Investors Might Have Superior Rights

If Rule G Brewing needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Rule G Brewing or management), which is responsible for monitoring Rule G Brewing's compliance with the law. Rule G Brewing will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Rule G Brewing is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Rule G Brewing fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Rule G Brewing, and the revenue of Rule G Brewing can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Rule G Brewing to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Rule G Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Blog
Press
Petitions
FAQ
Referral Program
Partners
Support Center
Educational Materials
About Us
Contact Us
Terms of Service
Privacy Policy